UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2020
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three months ended March 31, 2020

Interim consolidated financial statements of North American Construction Group Ltd. for the three months ended March 31, 2020

99.1	North American Construction Group Ltd. Announces Results for the First Quarter Ending March 31, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: May 6, 2020

NORTH AMERICAN
CONSTRUCTION GROUP

North American Construction Group Ltd.

2020 FIRST QUARTER REPORT

For the three months ended March 31, 2020

413

EVERYONE GETS HOME SAFE

Letter to Shareholders
Following on from three years of solid growth from 2017 to 2019, we entered 2020 full of optimism and enthusiasm. We were looking forward to another successful year based on plenty of work in hand and a strong backlog for the medium term. We expended our growth capital in January on new assets to support a key customer at the Kearl Mine on firm contractual terms. We pressed on with our front end loaded sustaining capital spending plan for the year and decided to call a convertible debenture which was deeply in the money for many months. Then, around March 15th, the gravity of the COVID-19 virus outbreak, combined with an oil price war, began to weigh on our business.
It would be easy to consign our Q1 performance to the record books with a “who cares, that was then and this is now" attitude. However, I will look back on it as a quarter when, firing on all cylinders, my amazing team of employees, put up numbers that I will always be immensely proud of. Going forward, shareholders should take comfort in the fact that we are battle hardened from previous dealings with perils in our operating environment, especially in late 2014 to 2016. I contend we are strong operators in any market conditions, good to difficult.
So, since mid-March we have really reigned in our already lean cost structure and much reduced our sustaining capital plans as detailed in these filings. All the time, we have stepped up our efforts to maintain the health and safety of our employees while also helping our customers keep the dreaded virus off their work sites.
The worst impact of the virus on our business though is that the resulting lock down of economies around the world has deeply and dramatically decreased the demand for oil related products. This has had an obvious negative impact on the price of oil but also has resulted in some customers reducing their production as oil handling and storage facilities are capacity constrained.
The long-standing mantra that the best cure for low oil prices is low oil prices no longer applies in the current situation without functioning economies ready to take advantage of really cheap oil products. Therefore, in this situation, it is hardly surprising that our customers have reduced our activity levels to best deal with the virus and in response to unavoidable production cuts.
We are anticipating a slow Q2 but then are planning for a gradual improvement as the year progresses based on the extent of committed backlog that we have. We are also ramping up our diversification efforts to exceed our prior objective of achieving 40% of our EBIT from outside the oil sands by 2022.
As you will also glean from this filing, we have adequate liquidity and a manageable debt level, especially after the call of the convertible debenture that occurred early in Q2. We will keep an iron grip on what we can control and a wary eye on what we cannot influence. As with the last downturn we will emerge stronger at the end of this one.
I now own well over two million shares and so am heavily invested in our continued success. The next quarter or two may be very challenging, but my confidence in a bright long-term future is undiminished.

Martin Ferron
Chairman and Chief Executive Officer
May 6, 2020

i

Management’s Discussion and Analysis

For the three months ended March 31, 2020
May 6, 2020
The following Management’s Discussion and Analysis ("MD&A") is as of May 6, 2020 and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three months ended March 31, 2020, the audited consolidated financial statements and notes that follow for the year ended December 31, 2019 and our annual MD&A for the year ended December 31, 2019. All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CORE BUSINESS AND STRATEGY
We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within western Canada.
We believe that our excellent safety record, combined with our ability to be a low cost operator, significant mining and heavy construction knowledge, experience, long-term customer relationships, equipment capacity and scale of operations differentiate us from our competition and provide significant value to our customers.
Our core market is the Canadian oil sands where we provide construction and operations support services through all stages of an oil sands project’s lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and have been providing operations support services to the producers currently mining bitumen in the oil sands since inception of their respective projects: Suncor, Syncrude, Fort Hills, Imperial Oil and Canadian Natural Resources. We focus on building long-term relationships with our customers and in the case of Suncor and Syncrude, these relationships span over 40 years. We are one of the largest contractors in the oil sands region.
Our ownership interest in the Nuna Group of Companies ("Nuna") expands our end user coverage into base metals, precious metals and diamonds. Nuna is an established incumbent contractor in Nunavut and the Northwest Territories but has also successfully completed major projects in Ontario, Saskatchewan and British Columbia.
We also provide heavy equipment maintenance and rebuild services to mining companies and other heavy equipment operators. Our maintenance personnel have specialized skills in working with equipment subjected to the difficult operating conditions experienced in mining. Those specialized skills, combined with our new purpose-built facilities, provide us with the ability to provide a high level of maintenance services in a cost effective manner to our external customers. While the heavy equipment maintenance portion of our business is currently relatively small, we intend to grow that business over the next few years.
We provide operations support and management oversight services through formal long-term mine services agreements. These agreements contractually obligate us, amongst other duties, to provide the administrative back office infrastructure required to operate the mines on a day-to-day basis. Our mining knowledge and maintenance practices are valuable competencies for these customers and allow for overall reduced costs per tonne as well as optimized mine planning and execution.
We have demonstrated our ability to successfully leverage our mining knowledge and technology. We believe we are positioned to respond to the needs of a wide range of resource developers and infrastructure projects.

Management's Discussion and Analysis March 31, 2020	M - 1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Our Q1 2020 performance was driven by strong demand and deployment of our heavy equipment fleet in the oil sands during the busy winter season but was impacted by the effects of the COVID-19 pandemic in the latter half of March. Year over year revenue growth of 6.7% was primarily achieved through higher equipment availability and utilization as organic growth on existing mine sites was approximately 10% inclusive of the COVID-19 revenue impact in March. Further contributors to the year over year revenue increase were the partial quarter contribution of growth capital equipment purchased early in the quarter as well as the coal mine management contract which commenced in late Q2 2019. Offsetting these revenue growth factors was the change in method of reporting for Nuna, which now classifies its revenue in equity earnings, and the Q4 2019 completion of work at the Highland Valley Copper Mine.
Gross profit margin of 17.4% reflected a strong operating quarter as standard weather conditions and scopes of work provided for favorable operating conditions. Furthermore, the now fully integrated fleet lowered overall equipment idle time during this year’s winter season and equipment maintenance costs were consistent with expectation. Offsetting these positives, the posted margin includes the impact of COVID-19 which started affecting operations in mid-March and resulted in reduced volumes and certain demobilization costs as well as restricted site access, changes in operating protocols and increased frequency of workforce health monitoring. For reference, the Q1 2019 gross margin of 15.9% was negatively affected by an early spring breakup and the completion of two legacy contracts at the Fort Hills Mine.
Included in gross profit margin was depreciation of 16.3% of revenue for the quarter. This depreciation percentage is generally consistent with the prior year’s rate of 15.7% but was higher in the quarter due to a specific facility write-down.
General and administrative expenses (excluding stock-based compensation benefit) were $8.7 million, equivalent to 4.4% of revenue, lower than Q1 2019 spending of $8.8 million and 4.7% of revenue. This spending level continues the trend of disciplined administrative spending in the business context of increasing revenue.
Adjusted EBITDA of $59.9 million is a $7.9 million increase over Q1 2019 and reflects the strong operational quarter prior to the general impact of the COVID-19 pandemic and our continued discipline to maintain general and administrative spending under 5.0% of revenue.
Net income, basic and diluted net income per share and adjusted EPS for the quarter factor all the above commentary as well as the interest expense of $5.5 million, which includes approximately $0.4 million of non-cash interest. Cash related interest expense for the quarter of $5.1 million represents an average interest rate of 4.5% as we benefitted from both reductions in posted rates as well as lower rates in equipment financing. Adjusted EPS of $0.70 is the culmination of a strong demand quarter with favorable operating conditions for the majority of the quarter with COVID-19 impacting results. Q1 results are inclusive of the COVID-19 operating impacts that management is aware of as of this reporting date.
Free cash flow in the quarter of $9.4 million was driven by the adjusted EBITDA of $59.9 million detailed above offset by sustaining capital of $38.1 million, cash interest paid of $6.2 million, which includes bi-annual interest related to the convertible debentures, and the timing impact of the working capital and joint venture balances. Sustaining maintenance capital was routine and consistent with the previously stated 2020 capital maintenance plan which reflected spending that was heavily weighted in the first quarter. Investments in joint ventures had modest impact on free cash flow as we commissioned the component rebuild facility in the first quarter which operates as a joint venture through a strategic component supplier relationship.

Management's Discussion and Analysis March 31, 2020	M - 2	North American Construction Group Ltd.

Interim MD&A - Quarter 1 Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	March 31,
	2020	2019	Change
Revenue	$198,817	$186,408	$12,409

Gross profit	34,651	29,583	5,068
Gross profit margin	17.4%	15.9%	1.5%

Operating income	32,489	14,533	17,956

Adjusted EBITDA(i)(ii)	59,933	52,070	7,863
Adjusted EBITDA margin(i)	30.1%	27.9%	2.2%

Net income and comprehensive income available to shareholders	19,035	7,181	11,854
Adjusted net earnings(i)	18,016	12,667	5,349

Cash provided by operating activities	48,935	47,448	1,487
Cash provided by operating activities prior to change in working capital(i)	54,463	44,711	9,752

Free cash flow(i)	9,427	(5,306)	14,733

Purchase of PPE	41,367	41,073	294
Sustaining capital additions(i)	38,065	50,060	(11,995)
Growth capital additions(i)	28,743	13,314	15,429

Basic net income per share	$0.74	$0.29	$0.45
Adjusted EPS(i)	$0.70	$0.50	$0.20
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in an increase of $0.2 million in adjusted EBITDA for the three months ended March 31, 2019.

Management's Discussion and Analysis March 31, 2020	M - 3	North American Construction Group Ltd.

SIGNIFICANT BUSINESS EVENTS
Impact of and response to COVID-19
The global COVID-19 pandemic has had a material and noticeable impact on our operations. Since mid-March we have responded with aggressive measures to protect our employees, customers, shareholders and our Company.  Mine and work sites throughout North America have tightened site access and have made decisions based on their specific and unique circumstances. We provide essential services to these sites and, where allowed, have been able to carry-on operations through the adoption of enhanced safety and health monitoring protocols.
The safety of our employees is paramount. In the most recent letter to shareholders, we proudly stated that our safety performance is the true foundation of our operational excellence. We have always believed that every employee is entitled to a safe workplace. Our operations were guided by strict safety policies putting worker health and safety first prior to this outbreak. That legacy commitment to safety is being challenged in new and unexpected ways. We are rising to the challenge and are quickly implementing procedures and practices to keep our employee's safe. These actions not only keep our employees safe, but also their families and friends, as well as our broader provincial, national and global communities.
Our export mining customers are dealing firsthand with the severe global demand collapse and the associated step down in their realized pricing. The Canadian oil sands producers in particular have been seriously impacted by the lack of demand for their products. We are assisting them in dealing with these unprecedented times and are in collaborative dialogue with them with the goal of optimized mine planning and ultimately reducing their operating and capital costs during the upcoming uncertain timeframe.
In support of our customers, we are taking the necessary steps to manage our mostly variable but also fixed operating costs during this crisis. Several cost reduction measures have been implemented including but not limited to: the immediate suspension of production-related spending on impacted mine sites; minimized use of vendor provided maintenance; a reduced work week schedule for administrative staff; a complete halt of all discretionary spending for the remainder of 2020; and termination of services deemed non-essential in light of the pandemic.
Similar to our operating costs, our sustaining capital maintenance costs are variable in nature and we have responded with a reduced capital plan for the remainder of the year. Our reduced capital spending projection now calls for full year sustaining capital in 2020 of $65.0 million to $80.0 million, of which approximately $40.0 million was completed in the first quarter and was consistent with original budgeted capital plan. For the impacted time period of Q2 to Q4, this represents a 50% reduction in capital spending from our previously stated planning. We will continue to monitor capital plans as events unfold and are restricting immediate Q2 capital spending during the crisis.
Liquidity is a critical asset during times of uncertainty and cash conservation is a key priority for management in weathering this crisis. Including equipment financing availability, total liquidity of $107.7 million as at March 31, 2020 is primarily based on the terms of our $300.0 million credit facility which allow for funds availability based on a trailing twelve month EBITDA and expires in November 2021. The Credit Facility permits finance lease debt to a limit of $150.0 million and certain other debt outstanding to a limit of $20.0 million. Prior to the COVID-19 crisis, we had taken the decision to convert our 5.50% convertible debentures which culminated on April 6, 2020 with the reduction of $38.6 million of debt. We expect liquidity to remain above $100.0 million during the remainder of 2020. In the immediate term, projected free cash flow for the second quarter of 2020 in the range of $10.0 million and $15.0 million will maintain our liquidity position over the next three months. Once the economies in Canada and the U.S. are on a path to reopening, we will have better visibility to provide stakeholders with a full year outlook for 2020.
Risk factors in light of COVID-19
Companies such as ours that provide goods and services to the mining sector will be affected by the impact of COVID-19 as well as the supply and demand issues facing the industry. We are subject to liquidity risks in maintaining revenues, earnings and cash flows to fund operating and capital expenditures. These factors have the potential to have a negative impact on our ability to raise equity and financing in the future or on favourable terms. In light of the current volatility in oil prices and the effect of COVID-19, the preparation of financial forecasts is challenging, however due to the steps we have taken, we fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.

Management's Discussion and Analysis March 31, 2020	M - 4	North American Construction Group Ltd.

As required by US GAAP, we review our long-lived assets, including property, plant and equipment and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We detected impairment indicators at March 31, 2020, as a result of the recent uncertainty in the economic environment, relating to the suppression of commodity prices combined with the impact of the COVID-19 pandemic. We completed an impairment test comparing the net carrying value of our long-lived assets to the estimated undiscounted net cash flows to be generated from use of those assets and concluded that they are recoverable and, as such, no impairment was recorded.
Redemption of 5.50% Convertible Unsecured Subordinated Debentures
On March 2, 2020, we announced a notice of redemption to the holders of our 5.50% convertible debentures due March 31, 2024 representing a redemption in full of the currently outstanding debentures. The debentures were redeemed on April 6, 2020 in accordance with the original terms. The redemption was satisfied through issuance of 4,583,655 voting common share and all accrued and unpaid interest up to, but excluding the redemption date, was paid in cash.
Normal Course Issuer Bid
On March 9, 2020, we announced our intention to commence a normal course issuer bid ("NCIB") to purchase for cancellation up to 2,300,000 common shares in the capital. This represented approximately 8.3% of the issued and outstanding common shares as of March 3, 2020. As at March 3, 2020, we had 27,549,778 Common Shares issued and outstanding. The NCIB commenced on March 12, 2020 and will terminate no later than March 11, 2021.
We believe that the current market price of our common shares does not fully reflect their underlying value. In our view, prudent repurchases of common shares at these low market prices is an effective use of our cash resources and is in the best interests of us and shareholders. While remaining mindful of cash liquidity during the COVID-19 crisis, modest repurchases increase share liquidity for holders seeking to sell and provides a proportionate increase of shareholders wishing to maintain their positions.
FINANCIAL HIGHLIGHTS
Q1 2020 Results

	Three months ended March 31,
(dollars in thousands, except per share amounts)	2020	2019	Change
Revenue	$198,817	$186,408	$12,409
Project costs	60,117	70,491	(10,374)
Equipment costs	71,741	57,053	14,688
Depreciation	32,308	29,281	3,027
Gross profit(i)	$34,651	$29,583	$5,068
Gross profit margin(i)	17.4%	15.9%	1.5%
General and administrative expenses (excluding stock-based compensation)	8,670	8,820	(150)
Stock-based compensation (benefit) expense	(6,863)	5,978	(12,841)
Interest expense, net	5,528	5,461	67
Net income and comprehensive income available to shareholders	$19,035	$7,181	$11,854

Adjusted EBITDA(i)(ii)	$59,933	$52,070	$7,863
Adjusted EBITDA margin(i)	30.1%	27.9%	2.2%

Per share information
Basic net income per share	$0.74	$0.29	$0.45
Diluted net income per share	$0.67	$0.25	$0.42
Adjusted EPS(i)	$0.70	$0.50	$0.20
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in an increase of $0.2 million in adjusted EBITDA for the three months ended March 31, 2019.

Management's Discussion and Analysis March 31, 2020	M - 5	North American Construction Group Ltd.

A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2020	2019
Net income and comprehensive income available to shareholders	$19,035	$7,181
Adjustments:
Loss on disposal of property, plant and equipment	157	44
Stock-based compensation (benefit) expense	(6,863)	5,978
Restructuring costs	—	1,442
Unrealized loss on derivative financial instruments	2,210	—
Write-down on assets held for sale	1,800	—
Tax effect of the above items	1,677	(1,978)
Adjusted net earnings(i)	18,016	12,667
Adjustments:
Tax effect of the above items	(1,677)	1,978
Interest expense, net	5,528	5,461
Income tax expense	5,994	2,475
Equity earnings in affiliates and joint ventures(ii)	(460)	—
Equity investment EBIT(i)(ii)	560	—
Adjusted EBIT(i)(ii)	27,961	22,581
Adjustments:
Depreciation	32,308	29,281
Write-down on assets held for sale	(1,800)	—
Amortization of intangible assets	442	208
Equity investment depreciation and amortization(i)(ii)	1,022	—
Adjusted EBITDA(i)(ii)	$59,933	$52,070
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT of $0.2 million and $0.2 million in adjusted EBITDA for the three months ended March 31, 2019.
We included equity investment EBITDA in the calculation of adjusted EBITDA beginning in the fourth quarter of 2019. Below is a reconciliation of the amount included in adjusted EBITDA for the three months ended March 31, 2020.

	Three months ended
	March 31,
(dollars in thousands)	2020	2019
Equity earnings in affiliates and joint ventures	$460	$—
Adjustments:
Interest expense, net	52	—
Income tax expense	48	—
Equity investment EBIT(i)(ii)	$560	$—

Depreciation	$989	$—
Amortization of intangible assets	33	—
Equity investment depreciation and amortization(i)(ii)	$1,022	$—
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT of $0.2 million and $0.2 million in adjusted EBITDA for the three months ended March 31, 2019.
Upon initial acquisition of the interest in Nuna, we accounted for the investment using proportionate consolidation.
On November 1, 2019, we entered into a transaction to reorganize our investment in Nuna. Subsequent to the reorganization, our investment in Nuna is held through a corporation rather than a partnership and is therefore no longer eligible for certain presentation elections permitting the proportionate method of consolidation. As a result, we have applied the equity method prospectively as of November 1, 2019, whereby our share of the assets and liabilities of the Nuna Logistics Partnership ("NL Partnership") were reclassified from the respective accounts to the investments in affiliates and joint ventures.

Management's Discussion and Analysis March 31, 2020	M - 6	North American Construction Group Ltd.

Analysis of Q1 2020 Results
Revenue
For the three months ended March 31, 2020, revenue was $198.8 million, up from $186.4 million in the same period last year. The revenue growth in the current year is largely attributable to the increased volume and strong ramp up of the winter work programs at the Aurora and Millennium mines and an increase in incremental work at the Fort Hills mine. New work this quarter included civil construction services work at Mildred Lake and equipment rentals at the Fort Hills mine. Adding to the strong quarter was revenue from the operations support contract at the coal mine in Wyoming, which began in Q2 of prior year. These increases were partially offset by reduced revenue from the completion of the heavy civil construction work assumed from the Fort Hills legacy contract which ended in late Q4 2019, decreased activity on several sites due to current market conditions and the completion of the Highland Valley Copper mine contract in Q4 2019.
Gross profit
For the three months ended March 31, 2020, gross profit was $34.7 million, or 17.4% gross profit margin, up from $29.6 million, or 15.9% gross profit margin, in the same period last year. The increase was a direct result of the higher revenue earned in the current year from the increased utilization of the equipment fleet as the standard weather conditions and scopes of work provided for favorable operating conditions. Despite reduced activity at several mine sites in the latter half of March, we achieved improved gross profit margin from the increased operating efficiency. Year over year, the margins at the Fort Hills mine significantly improved as the two unfavourable legacy contracts were completed in Q1 2019. Additionally, margins continue to be impacted by increased repair and maintenance costs related to the fleet acquired in Q4 2018.
For the three months ended March 31, 2020, depreciation was $32.3 million (or 16.3% of revenue), up from $29.3 million (up from 15.7% of revenue) in the same period last year. The increase in current period depreciation was primarily driven by increased equipment fleet use. Depreciation as a percent of revenue was higher in the quarter due a $1.8 million write-down to a facility classified as held for sale due to the impact of the suppressed economic environment.
Operating income
For the three months ended March 31, 2020, we recorded operating income of $32.5 million, up from $14.5 million for the same period last year. General and administrative expense, excluding stock-based compensation, was $8.7 million (or 4.4% of revenue) for the quarter, down slightly from $8.8 million (or 4.7% of revenue) for the same period last year. Stock-based compensation expense decreased $12.8 million compared to the prior year due to the fluctuation in share price related to our liability classified deferred stock units.
Non-Operating Income and Expense

	Three months ended
	March 31,
(dollars in thousands)	2020	2019	Change
Interest expense
Credit facilities	$2,640	$2,756	$(116)
Convertible debentures	1,213	629	584
Mortgages	257	238	19
Promissory notes	193	742	(549)
Financing obligations	125	—	125
Finance lease obligations	858	923	(65)
Amortization of deferred financing costs	266	191	75
Interest expense	$5,552	$5,479	$73
Interest income	(24)	(18)	(6)
Total interest expense, net	$5,528	$5,461	$67
Equity earnings in affiliates and joint ventures	(460)	(659)	199
Foreign exchange loss (gain)	182	(4)	186
Income tax expense	5,994	2,475	3,519
Interest expense was $5.5 million during the three months ended March 31, 2020, consistent with the $5.5 million in the prior year. Cash related interest expense for the quarter, calculated as interest expense excluding amortization

Management's Discussion and Analysis March 31, 2020	M - 7	North American Construction Group Ltd.

of deferred financing costs of $0.3 million and non-cash implied interest of $0.1 million, was $5.1 million and represents an average cost of capital of 4.5%.
Equity earnings in affiliates and joint ventures of $0.5 million was generated by the NL Partnership and other various joint ventures which are accounted for using the equity method.
We recorded a deferred income tax expense of $6.0 million.
Net income and comprehensive income available to shareholders
For the three months ended March 31, 2020, we recorded $19.0 million of net income and comprehensive income available to shareholders (basic net income per share of $0.74 and diluted net income per share of $0.67), compared to $7.2 million of net income and comprehensive income available to shareholders (basic net income per share of $0.29 and diluted net income per share of $0.25) recorded for the same period last year.
The tables below provides the calculation of our adjusted EPS:

	Three months ended
	March 31,
(dollars in thousands)	2020	2019
Net income and comprehensive income	$19,035	$7,260
Net income attributable to noncontrolling interest	—	(79)
Net income and comprehensive income available to shareholders	19,035	7,181

Adjusted net earnings(i)	$18,016	$12,667

Weighted-average number of common shares	25,600,632	25,085,376
Weighted-average number of diluted shares	33,266,322	31,376,479

Basic net income per share	$0.74	$0.29
Adjusted EPS(i)	$0.70	$0.50

Diluted net income per share	$0.67	$0.25
(i) See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Revenue	$198.8	$189.5	$166.3	$176.9	$186.4	$131.0	$84.9	$79.5
Gross profit	34.7	25.1	18.3	23.5	29.6	18.3	14.3	9.7
Adjusted EBITDA(i)(ii)	59.9	47.8	37.2	37.1	52.1	28.4	19.1	15.2
Net income and comprehensive income available to shareholders	19.0	8.2	7.6	13.9	7.2	2.7	1.5	0.0
Basic net income per share(iii)	$0.74	$0.32	$0.29	$0.55	$0.29	$0.11	$0.06	$0.00
Diluted net income per share(iii)	$0.67	$0.28	$0.26	$0.45	$0.25	$0.10	$0.05	$0.00
Adjusted EPS(i)(iii)	$0.70	$0.38	$0.41	$0.43	$0.50	$0.18	$0.19	$0.07

Cash dividend per share(iv)	$0.04	$0.04	$0.04	$0.02	$0.02	$0.02	$0.02	$0.02
(i) See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBIT and adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.5 million and $0.0 million in Q3 2019, $0.3 million and $0.0 million in Q2 2019, $0.2 million and $0.2 million in Q1 2019, $0.1 million and $0.0 million in Q1 2018 and Q2 2018.
(iii) Net income per share for each quarter has been computed based on the weighted-average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.
(iv) The timing of payment of the cash dividend per share may differ from the dividend declaration date.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Highlights” in our annual MD&A for the year ended December 31, 2019.

Management's Discussion and Analysis March 31, 2020	M - 8	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of Consolidated Financial Position
As at March 31, 2020, we had $38.6 million in cash and $69.1 million unused borrowing availability on the Credit Facility for a total liquidity of $107.7 million (defined as cash plus available and unused Credit Facility borrowings).
Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our finance lease borrowing is limited to $150.0 million. As at March 31, 2020, our total available capital liquidity was $136.5 million (defined as total liquidity plus unused finance lease borrowing availability under our Credit Facility) given that we have $28.8 million in unused finance lease borrowing availability.

	March 31, 2020	December 31, 2019	Change
Cash	$38,633	$5,544	$33,089
Working capital assets
Accounts receivable	$57,677	$66,746	$(9,069)
Contract assets	1,075	19,193	(18,118)
Inventories	23,822	21,649	2,173
Contract costs	991	1,016	(25)
Prepaid expenses and deposits	4,043	4,245	(202)
Working capital liabilities
Accounts payable	(56,014)	(88,201)	32,187
Accrued liabilities	(19,658)	(17,560)	(2,098)
Contract liabilities	—	(23)	23
Total net current working capital (excluding cash)	$11,936	$7,065	$4,871

Property, plant and equipment	617,034	587,729	29,305
Total assets	836,749	792,652	44,097

Finance lease obligations(i)	93,807	76,278	17,529
Credit facilities(i)(iii)	230,000	190,000	40,000
Promissory notes	13,068	14,648	(1,580)
Financing obligations	24,793	15,435	9,358
Senior debt(ii)	$361,668	$296,361	$65,307
Convertible debentures	93,605	94,031	(426)
Mortgage	21,606	21,739	(133)
Total debt(i)	$476,879	$412,131	$64,748
Cash	(38,633)	(5,544)	(33,089)
Net debt(ii)	$438,246	$406,587	$31,659
Total shareholders' equity	187,760	180,119	7,641
Invested capital(iii)	$626,006	$586,706	$39,300
(i)Includes current portion.
(ii)For a definition of senior debt, total debt and net debt, see "Non-GAAP Financial Measures".
(iii)Invested capital is calculated as total shareholders' equity plus net debt.
(iii)Due to the November 1, 2019 reorganization of the NL Partnership, amounts outstanding under the Nuna Credit Facility as at December 31,
2019 are now included in investments in affiliates and joint ventures on the consolidated balance sheets.
As at March 31, 2020, we had $0.2 million in trade receivables that were more than 30 days past due compared to $nil as at December 31, 2019. As at March 31, 2020 and December 31, 2019, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of these past due trade receivables. We continue to monitor the credit worthiness of our customers. As at March 31, 2020, holdbacks totaled $0.2 million, down from $7.2 million as at December 31, 2019.

Management's Discussion and Analysis March 31, 2020	M - 9	North American Construction Group Ltd.

Capital Additions

Reconciliation to Statements of Cash Flows	Three months ended
	March 31,
(dollars in thousands)	2020	2019
Purchase of PPE	$41,367	$41,073
Gross capital expenditures	$41,367	$41,073
Proceeds from sale of PPE	(641)	(116)
Change in capital inventory	(536)	(5,066)
Capital expenditures, net(i)	40,190	35,891
Lease additions	26,618	27,483
Capital additions(i)	$66,808	$63,374

Sustaining and Growth Additions	Three months ended
	March 31,
(dollars in thousands)	2020	2019
Sustaining	$37,179	$22,577
Growth	3,011	13,314
Capital expenditures, net(i)	40,190	35,891

Sustaining	886	27,483
Growth	25,732	—
Lease additions	26,618	27,483

Sustaining	38,065	50,060
Growth	28,743	13,314
Capital additions(i)	$66,808	$63,374
(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended March 31, 2020 were $66.8 million ($63.4 million in the prior year). Included in this amount was $3.0 million of growth capital largely related to the purchase and commissioning of shovels required to fulfill performance obligations under long-term contracts. Included in the prior year amount was $13.3 million of growth capital relating to heavy equipment purchased under a right of first refusal arrangement with a customer as well as the purchase of strategic mine site facilities.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three months ended March 31, 2020 was $0.9 million (three months ended March 31, 2019 were $27.5 million). Our equipment fleet is currently split among owned (62.4%), finance leased (35.4%) and rented equipment (2.2%).
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2019.

Management's Discussion and Analysis March 31, 2020	M - 10	North American Construction Group Ltd.

Summary of Consolidated Cash Flows

	Three months ended
	March 31,
(dollars in thousands)	2020	2019
Cash provided by operating activities	$48,935	$47,448
Cash used in investing activities	(41,633)	(38,585)
Cash provided by (used in) financing activities	25,787	(7,956)
Increase in cash	$33,089	$907
Operating activities

	Three months ended
	March 31,
(dollars in thousands)	2020	2019
Cash provided by operating activities prior to change in working capital(i)	$54,463	$44,711
Net changes in non-cash working capital	(5,528)	2,737
Cash provided by operating activities	$48,935	$47,448
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended March 31, 2020 was $48.9 million, compared to cash provided by operating activities of $47.4 million in for the three months ended March 31, 2019. The increase in cash flow in the current period is largely a result of improved gross profit offset by changes in working capital balances. Cash provided by the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended
	March 31,
	2020	2019
Accounts receivable	$8,158	$11,026
Contract assets	18,118	(18,834)
Inventories	(2,173)	(1,829)
Contract costs	25	1,507
Prepaid expenses and deposits	223	58
Accounts payable	(32,187)	16,324
Accrued liabilities	2,331	(3,465)
Contract liabilities	(23)	(2,050)
	$(5,528)	$2,737
Investing activities
Cash used in investing activities for the three months ended March 31, 2020 was $41.6 million, compared to cash used in investing activities of $38.6 million for the three months ended March 31, 2019. Current period investing activities largely relate to $41.4 million for the purchase of property, plant and equipment, offset by $0.6 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $41.1 million for the purchase of property, plant and equipment, partially offset by $0.1 million cash received on the disposal of property, plant and equipment.
Financing activities
Cash provided by financing activities during the three months ended March 31, 2020 was $25.8 million, which included $12.7 million of long-term debt repayments (offset by $60.4 million in proceeds from long-term debt), $9.1 million in finance lease obligation repayments, $6.9 million for treasury share purchases and $4.8 million from the share purchase program. Cash used in financing activities during the three months ended March 31, 2019 was $8.0 million, which included $97.8 million of long-term debt repayments (offset by $101.0 million in proceeds from long-term debt), $9.0 million in finance lease obligation repayments, and $2.4 million in financing costs.

Management's Discussion and Analysis March 31, 2020	M - 11	North American Construction Group Ltd.

Free Cash Flow

	Three months ended
	March 31,
(dollars in thousands)	2020	2019
Cash provided by operating activities	$48,935	$47,448
Cash used in investing activities	(41,633)	(38,585)
Capital additions financed by leases	(26,618)	(27,483)
Add back:
Growth capital additions	28,743	13,314
Free cash flow(i)	$9,427	$(5,306)
(i) See "Non-GAAP Financial Measures".
Free cash flow for the three months ended March 31, 2020 was $9.4 million compared to a $5.3 million use of cash in the prior year. The positive difference of $14.7 million is generally attributable to the $7.9 million increase in adjusted EBITDA as the reduction of $12.0 million in sustaining capital spending was fully offset by $8.3 million decrease in working capital changes. Free cash flow in the quarter was driven by the adjusted EBITDA of $59.9 million mentioned above offset by sustaining capital of $38.1 million, cash interest of $6.2 million and working capital and joint venture changes in the quarter. Sustaining maintenance capital was routine and consistent with the previously stated 2020 capital maintenance plan which reflected spending heavily weighted in the first quarter. Cash interest included the semi-annual interest owed and paid on both debentures in late March. Investments in joint ventures had modest impact on free cash flow as we commissioned the brand new component rebuild facility in January 2020 which operates as a joint venture through a strategic component supplier relationship.
Contractual Obligations
Our principal contractual obligations relate to our long-term debt; finance and operating leases; capital for property, plant and equipment; and supplier contracts. The following table summarizes our future contractual obligations as of March 31, 2020, excluding interest where interest is not defined in the contract (operating leases and supplier contracts).

	Payments due by fiscal year
(dollars in thousands)	Total	2020	2021	2022	2023	2024 and thereafter
Credit Facility(i)(vi)	$243,318	$6,084	$237,234	$—	$—	$—
Finance leases	99,984	27,462	29,019	22,389	13,650	7,464
Convertible debentures(ii)(vi)	72,188	2,063	2,750	2,750	2,750	61,875
Mortgage(iii)	34,703	1,533	1,577	1,577	1,569	28,447
Promissory notes	13,127	13,127	—	—	—	—
Operating leases(iv)	14,878	890	1,151	1,059	917	10,861
Non-lease components of lease commitments(v)	1,416	270	386	404	159	197
Financing obligations	24,793	5,338	5,496	5,660	5,829	2,470
Supplier contracts	21,836	21,836	—	—	—	—
Total contractual obligations	$526,243	$78,603	$277,613	$33,839	$24,874	$111,314
(i)The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate ("LIBOR") (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
(ii)The 5.00% convertible debentures mature on March 31, 2026. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year. The 5.50% convertible debentures were redeemed subsequent to period close on April 6, 2020 and were settled in shares.
(iii)This includes a mortgage that bears interest for the first five years at a fixed rate of 4.80% and is secured by a first security interest in our maintenance facility and head office complex in Acheson, Alberta and a mortgage that bears variable interest at a floating base rate minus a variance of 1.50%, equal to 4.55% at March 31, 2020 and is secured by a first security interest on land in Acheson, Alberta.
(iv)Operating leases are net of receivables on subleases of $10,859 (2020 - $2,665; 2021 - $3,554; 2022 - $2,651; 2023 - $1,496; 2024 and thereafter - $493).
(v)Non-lease components of lease commitments are net of receivables on subleases of $4,819 (2020 - $1,120; 2021 - $1,514; 2022 - $1,453; 2023 - $730; 2024 and thereafter - $2). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
(vi)The future interest payments were calculated using the applicable interest rates and balances as at March 31, 2020 and may differ from actual results.

Management's Discussion and Analysis March 31, 2020	M - 12	North American Construction Group Ltd.

Our total contractual obligations of $526.2 million as at March 31, 2020, have increased from $521.0 million as at December 31, 2019 largely due to an increase to the Credit Facility of $36.8 million and an increase to finance leases of $18.7 million, offset by a reduction in convertible debentures of $49.4 million.
We have no off-balance sheet arrangements.
Credit Facility
The Credit Facility is comprised solely of a revolving loan which allows borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Credit Facility permits finance lease debt to a limit of $150.0 million and other debt outstanding to a limit of $20.0 million.
As at March 31, 2020, the Credit Facility had borrowings of $230.0 million (December 31, 2019 - $190.0 million) and $0.9 million in issued letters of credit (December 31, 2019 - $0.9 million). At March 31, 2020, our borrowing availability under the Credit Facility was $69.1 million (December 31, 2019 - $109.1 million).
Under the terms of the Credit Facility the Senior Leverage Ratio is to be maintained at less than or equal to 3.0:1. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
Financial Covenants are to be tested quarterly on a trailing four quarter basis. As at March 31, 2020, we were in compliance with the Credit Facility covenants. The Senior Leverage Ratio was 2.01:1, as at March 31, 2020, in compliance with the maximum of 3.0:1. The Fixed Charge Coverage Ratio was 1.21:1, as at March 31, 2020, in compliance with the minimum of 1.15:1.
In light of the current volatility in oil prices and the effect of COVID-19, the preparation of financial forecasts is challenging, however due to the steps we have taken we expect to maintain compliance with our financial covenants during the subsequent twelve-month period. Please see "Significant Business Events - Market Conditions" for a complete discussion of the steps we have taken in response to the current market conditions.
For a complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, the pricing margin schedule, allowable finance lease debt and our credit rating, see "Liquidity and Capital Resources - Credit Facilities" in our most recent annual MD&A and "Capital Structure and Securities - Debt Ratings" in our most recent AIF for the year ended December 31, 2019.
Debt Ratings
On March 10, 2020, S&P Global Ratings ("S&P") changed our company outlook from "positive" to "stable" and upgraded our long-term corporate credit rate to "B+" from "B". S&P changed the outlook to reflect the view that we generated strong cash flows and credit measures in 2019, demonstrating successful integration of the 2018 acquisitions.
Outstanding Share Data
Common Shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at May 4, 2020, there were 31,212,131 voting common shares outstanding, which included 2,181,455 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (26,957,828 common shares, including 2,171,182 common shares classified as treasury shares at March 31, 2020). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at March 31, 2020, there were an aggregate of 228,600 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 228,600 common voting shares.

Management's Discussion and Analysis March 31, 2020	M - 13	North American Construction Group Ltd.

For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Convertible Debentures
On March 20, 2019, we issued $55.0 million in aggregate principal amount of 5.00% convertible unsecured subordinated debentures. On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On March 2, 2020, the Company announced it had issued a notice of redemption to holders of the 5.50% convertible debentures due March 31, 2024. Subsequent to the period close, on April 6, 2020, the convertible debentures were redeemed, in accordance with their original terms. The Company satisfied the redemption price through the issuance of 4,583,655 commons shares and accrued and unpaid interest was settled in cash. The principal amount to be derecognized is $38,605.
The terms of the 5.00% Convertible Debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the debentures is payable semi-annually on March 31 and September 30 of each year.
The debentures are not redeemable except under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase the debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Share purchase program
Commencing on March 12, 2020, the Company engaged in a normal course issuer bid ("NCIB") under which a maximum number of 2,300,000 common shares were authorized to be purchased. During the three months ended March 31, 2020, the Company purchased and subsequently cancelled 594,345 shares under this NCIB, which resulted in a reduction of common shares of $4,802 and a decrease to additional paid-in capital of $18.
Backlog
The following summarizes our non-GAAP reconciliation of anticipated backlog as at March 31, 2020 and the preceding three quarters, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	June 30, 2019
Performance obligations per financial statements	$65,010	$75,378	$29,830	$112,922
Add: undefined committed volumes	916,163	1,012,646	1,278,812	1,334,164
Anticipated backlog	$981,173	$1,088,024	$1,308,642	$1,447,086

Revenue generated from backlog during the three month period	$137,437	$135,551	$87,513	$108,532
As at March 31, 2020, we expect that $185.9 million of our anticipated backlog reported above will be performed over the balance of 2020. In light of the current volatility in oil prices and the effect of COVID-19, the preparation of financial forecasts is challenging. The estimated timing and extent of future volumes may be impacted by these market factors.
Unpriced Contract Modifications
As at March 31, 2020, we had $0.4 million of unresolved unpriced contract modifications on our balance sheet. This compares to $5.3 million of unresolved unpriced contract modifications recorded as at December 31, 2019. We are working with our customers in accordance with the terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these variable consideration amounts.

Management's Discussion and Analysis March 31, 2020	M - 14	North American Construction Group Ltd.

ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2019.
Accounting Pronouncements
Accounting pronouncements recently adopted:

•	Financial instruments - credit losses

◦
Effective January 1, 2020 we adopted the new US GAAP standard for credit losses. In August 2018, the Financial Accounting Standards Board ("FASB") issued Account Standard Update ("ASU") 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. We applied the cumulative effect adjustment method where the cumulative effect adjustment is recognized to the opening balance of equity as at January 1, 2020. As a result, we were not required to adjust our comparative period financial information for the effects of the standard or make the new required credit loss disclosures for period before the date of adoption. The adoption of this new standard did not have a material impact to the financial statements and there was no adjustment to opening equity at January 1, 2020.

•	Fair value measurement

◦
Effective January 1, 2020 we adopted the new US GAAP standard for fair value measurement. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. The adoption of this new standard did not have a material impact to the financial statements.

•	Internal-use software

◦
Effective January 1, 2020 we adopted the new US GAAP standard for internal-use software. In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. The adoption of this new standard did not have an impact to the financial statements.

•	Related party guidance for variable interest entities

◦
Effective January 1, 2020 we adopted the new US GAAP standard for related party guidance for variable interest entities. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. The adoption of this new standard did not have an impact to the financial statements.

Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT",

Management's Discussion and Analysis March 31, 2020	M - 15	North American Construction Group Ltd.

"adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "total debt", "net debt", "senior debt", "cash provided by operating activities prior to change in working capital", "free cash flow", "backlog", "growth capital", "sustaining capital", "capital expenditures, net", "capital additions" and "capital inventory". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
We believe that adjusted EBIT and adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "adjusted EBITDA margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.

Management's Discussion and Analysis March 31, 2020	M - 16	North American Construction Group Ltd.

We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); and (iii) convertible unsecured subordinated debentures, (iv) mortgage, (v) promissory notes, and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities (including finance lease additions but excluding cash used for growth capital expenditures, cash used for / provided by acquisitions and proceeds from equipment sale and leaseback). We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 9 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where there is no defined volume.
We have set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $1.0 million. In the event that our definition of backlog differs from the US GAAP defined "remaining performance obligations" we will provide a reconciliation between the US GAAP and non-GAAP values.
We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. However, it should be noted that our long-term contracts typically allow our customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under master service agreements or master use contracts where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined.
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset. These expenditures result in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
We believe net capital expenditures and capital additions are a meaningful measure to assess resource allocation.

Management's Discussion and Analysis March 31, 2020	M - 17	North American Construction Group Ltd.

INTERNAL SYSTEMS AND PROCESSES
Evaluation of Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of March 31, 2020 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
In the current quarter many of our corporate office staff and site administrative staff began working remotely from home due to the COVID-19 pandemic. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes to our internal controls over financial reporting (“ICFR”) for the three months ended March 31, 2020 that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Our Business - Health, Safety and Environmental” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at March 31, 2020, we had 187 salaried employees (March 31, 2019 - 167 salaried employees) and 1,314 hourly employees (March 31, 2019 - 1,625 hourly employees) in our western Canadian operations (excluding employees employed by Nuna). Of the hourly employees, approximately 82% of the employees are union members and work under collective bargaining agreements (March 31, 2019 - 84% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
OUTLOOK
Once the economies in Canada and the U.S. are on a path to reopening, we will have better visibility to provide stakeholders with a full year outlook for 2020. We expect liquidity to remain above $100 million during the remainder of 2020. In the immediate term, projected free cash flow for the second quarter of 2020 in the range of $10.0 million and $15.0 million will maintain our liquidity position over the next three months.
We maintain our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue many opportunities to continue our diversification and growth objectives.

Management's Discussion and Analysis March 31, 2020	M - 18	North American Construction Group Ltd.

FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “anticipate”, “believe”, "continue", “could”, “estimate”, “expect”, “possible”, "predict", "project", "pursue", “will” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	Our belief that once the economies in Canada and the U.S. are on a path to reopening, we will have better visibility to provide stakeholders with a full year outlook for 2020.

•	Our projection that full year sustaining capital spending will be $65.0 million to $80.0 million in 2020.

•	Our expectation that liquidity will remain above $100 million during the remainder of 2020.

•	Our projection that free cash flow for the second quarter of 2020 will be in the range of $10.0 million and $15.0 million.

•	Our expectation that we will maintain compliance with our financial covenants during the next twelve-month period.

•	Our expectation that $185.9 million of our anticipated backlog will be performed over the balance of 2020.

•
Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue many opportunities to continue our diversification and growth objectives.

Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	continuing demand for heavy construction and earthmoving services, including in non-oil sands projects;

•
continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;

•	that we are able to maintain our expenses at current levels in proportion to our revenue;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers' ability to pay in timely fashion;

•	the oil sands continuing to be an economically viable source of energy;

•	our customers and potential customers continuing to outsource activities for which we are capable of providing services;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	that our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in

Management's Discussion and Analysis March 31, 2020	M - 19	North American Construction Group Ltd.

the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2019 and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2019 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios. We have experienced no material change in market risk as of the quarter ended March 31, 2020. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2019.
Other Risks
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. In addition, commodity prices have declined significantly due to a dispute between major oil-producing countries combined with the impact of the COVID-19 pandemic. Governments worldwide, including in Canada, have enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods, and physical distancing. These factors have created material disruptions to businesses globally, resulting in an economic slowdown, including reduced demand for crude oil and natural gas. While governments and central banks have instituted significant monetary and fiscal interventions designed to stabilize economic conditions, the success of these measures is not yet determinable.
This challenging operating environment may have significant adverse impacts on us, particularly given that many of our customers are concentrated in the oil and gas industry. These potential impacts include, but are not limited to:

•
impact on the health of our employees, contractors, suppliers and customers and the risk that such persons could be restricted or prevented (as a result of quarantines, closures or otherwise) from conducting business activities for undetermined periods of time;

•
impact of actions taken by governments to reduce the spread of the virus, including declaring states of emergency, imposing quarantines, border closures, temporary business closures, travel restrictions and mandated physical distancing and the short and long term effects of these government actions on our operations, access to customers and suppliers and availability of employees;

•
impact of actions taken by us to reduce the potential spread of the virus, including reducing hours of operation, having certain employees work remotely from home and reducing in-person meetings and travel;

Management's Discussion and Analysis March 31, 2020	M - 20	North American Construction Group Ltd.

•	deferral or cessation of ongoing or planned projects with customers, which could result in material declines in revenue and cash flows;

•	declines in revenue, operating margins, and cash flow, which could result in asset impairment charges, inability to comply with debt covenants, and a reduction in funds available for capital spending;

•	increased risk of customer defaults and potential non-payment of accounts receivable;

•	an inability to raise additional debt or equity financing in the future at favorable rates; and

•	restructuring charges as the Company aligns its structure and operating model to the environment.
As this situation continues to evolve, the ultimate duration and magnitude of the impact on the economy and the financial effect on us is not known at this time. We are continuously monitoring this situation and its impact on us, and have taken certain steps to mitigate the likelihood of occurrence of the events described above.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2019, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

Management's Discussion and Analysis March 31, 2020	M - 21	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	March 31, 2020	December 31, 2019
Assets
Current assets
Cash		$38,633	$5,544
Accounts receivable	4	57,677	66,746
Contract assets	9(c)	1,075	19,193
Inventories		23,822	21,649
Prepaid expenses and deposits		4,043	4,245
Assets held for sale		4,867	424
		130,117	117,801
Property, plant and equipment, net of accumulated depreciation of $273,628 (December 31, 2019 – $276,185)		617,034	587,729
Operating lease right-of-use assets		21,056	21,841
Other assets		5,837	6,718
Investments in affiliates and joint ventures	5	45,586	42,908
Deferred tax assets		17,119	15,655
Total assets		$836,749	$792,652
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$56,014	$88,201
Accrued liabilities		19,658	17,560
Contract liabilities	9(c)	—	23
Current portion of long-term debt	6	21,150	18,514
Current portion of finance lease obligations		32,700	29,206
Current portion of operating lease liabilities		3,830	3,799
		133,352	157,303
Long-term debt	6	360,401	313,443
Finance lease obligations		61,107	47,072
Operating lease liabilities		17,095	17,710
Other long-term obligations		16,431	24,504
Deferred tax liabilities		60,603	52,501
		648,989	612,533
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2020 – 26,957,828 (December 31, 2019 – 27,502,912))	8(a)	221,637	225,966
Treasury shares (March 31, 2020 - 2,171,182 (December 31, 2019 - 1,725,467))	8(a)	(21,789)	(15,911)
Additional paid-in capital		49,755	49,919
Deficit		(61,843)	(79,855)
Shareholders' equity		187,760	180,119
Total liabilities and shareholders’ equity		$836,749	$792,652
Subsequent events	6, 6(b), 8(a)
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended
		March 31,
	Note	2020	2019
Revenue	9	$198,817	$186,408
Project costs		60,117	70,491
Equipment costs		71,741	57,053
Depreciation		32,308	29,281
Gross profit		34,651	29,583
General and administrative expenses		1,807	14,798
Loss on disposal of property, plant and equipment		157	44
Amortization of intangible assets		198	208
Operating income before the undernoted		32,489	14,533
Interest expense, net	10	5,528	5,461
Equity earnings in affiliates and joint ventures	5	(460)	(659)
Foreign exchange loss (gain)		182	(4)
Unrealized loss on derivative financial instrument	6(b)	2,210	—
Income before income taxes		25,029	9,735
Current income tax expense		17	—
Deferred income tax expense		5,977	2,475
Net income and comprehensive income		19,035	7,260
Net income attributable to noncontrolling interest		—	(79)
Net income and comprehensive income available to shareholders		$19,035	$7,181
Per share information
Basic net income per share	8(b)	$0.74	$0.29
Diluted net income per share	8(b)	$0.67	$0.25
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Shareholders' equity attributable to common shareholders	Noncontrolling interest	Total Equity
Balance at December 31, 2018	$221,773	$(11,702)	$53,567	$(113,917)	$149,721	$494	$150,215
Net income and comprehensive income available to shareholders	—	—	—	7,181	7,181	79	7,260
Dividends ($0.02 per share)	—	—	—	(503)	(503)	—	(503)
Exercise of stock options	1,541	—	(610)	—	931	—	931
Conversion of convertible debentures	945	—	—	—	945	—	945
Purchase of treasury shares	—	(45)	—	—	(45)	—	(45)
Stock-based compensation	—	—	880	—	880	—	880
Distributions to affiliates and joint venture partners	—	—	—	(383)	(383)	(120)	(503)
Balance at March 31, 2019	$224,259	$(11,747)	$53,837	$(107,622)	$158,727	$453	$159,180

Balance at December 31, 2019	$225,966	$(15,911)	$49,919	$(79,855)	$180,119	$—	$180,119
Net income and comprehensive income available to shareholders	—	—	—	19,035	19,035	—	19,035
Dividends ($0.04 per share)	—	—	—	(1,023)	(1,023)	—	(1,023)
Exercise of stock options	47	—	(18)	—	29	—	29
Conversion of convertible debentures	426	—	—	—	426	—	426
Share purchase program	(4,802)	—	(18)	—	(4,820)	—	(4,820)
Purchase of treasury shares	—	(6,948)	—	—	(6,948)	—	(6,948)
Stock-based compensation	—	1,070	(128)	—	942	—	942
Balance at March 31, 2020	$221,637	$(21,789)	$49,755	$(61,843)	$187,760	$—	$187,760
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended
	Note	March 31,
		2020	2019
Cash provided by (used in):
Operating activities:
Net income and comprehensive income		$19,035	$7,260
Adjustments to reconcile to net cash from operating activities:
Depreciation		32,308	29,281
Amortization of intangible assets		198	208
Amortization of deferred financing costs	10	266	191
Loss on disposal of property, plant and equipment		157	44
Unrealized loss on derivative financial instruments		2,210	—
Stock-based compensation (benefit) expense		(6,863)	5,978
Equity earnings in affiliates and joint ventures		(460)	(659)
Dividends received from affiliates and joint ventures	5	1,431	—
Other adjustments to cash from operating activities		204	(67)
Deferred income tax expense		5,977	2,475
Net changes in non-cash working capital	11(b)	(5,528)	2,737
		48,935	47,448
Investing activities:
Purchase of property, plant and equipment		(41,367)	(41,073)
Proceeds on disposal of property, plant and equipment		641	116
Investment in affiliates and joint ventures	5	(1,627)	—
Net repayments of loans to affiliates and joint venture partners		720	2,372
		(41,633)	(38,585)
Financing activities:
Proceeds from long-term debt	6	60,368	101,000
Repayment of long-term debt	6	(12,723)	(97,849)
Financing costs		—	(2,415)
Repayment of finance lease obligations		(9,089)	(8,958)
Distribution paid to noncontrolling interest of affiliates		—	(120)
Dividend payment	8(d)	(1,030)	(500)
Proceeds from exercise of stock options		29	931
Share purchase program		(4,820)	—
Purchase of treasury shares	8(a)	(6,948)	(45)
		25,787	(7,956)
Increase in cash		33,089	907
Cash, beginning of period		5,544	19,508
Cash, end of period		$38,633	$20,415
Supplemental cash flow information (note 11(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2020
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”) was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian and United States incorporated subsidiaries and via certain of its subsidiaries, the Company also holds investments in other Canadian corporations, partnerships and joint ventures. All significant intercompany transactions and balances are eliminated upon consolidation.
The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. The Company's mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work in the Company's operating regions while the Company's civil construction revenues are typically highest during the third and fourth quarter, as weather conditions are most favorable for this type of work during these seasons. The Company's mining activity declines near the end of the first quarter and through a large portion of the second quarter, as weather conditions make operations in the Company’s operating regions difficult. The duration of this period is referred to as “spring breakup”, as frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
b) Changes in significant accounting policies
Allowance for credit losses
The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The Company's financial assets includes contract assets and accounts receivable. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to project costs in the consolidated statements of operations and comprehensive income in the period the allowance is recognized. The counterparties to the majority of the Company's financial assets are major oil producers with a long history of no credit losses.

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 5	North American Construction Group Ltd.

3. Accounting pronouncements recently adopted
a) Financial instruments - credit losses
The Company adopted the new standard for credit losses effective January 1, 2020 which amends the impairment model of financial instruments to require the immediate recognition of expected losses rather than incurred losses. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The Company applied a modified retrospective approach where the cumulative effect adjustment is recognized to the opening balance of equity at adoption (January 1, 2020). This transition method allowed the Company to not apply the new guidance, including disclosure requirements, to the comparative period presented. The adoption of this new standard did not have a material impact to the financial statements. Due to the limited historical default rates there was no adjustment to opening equity at adoption.
b) Fair value measurement
The Company adopted the new standard for fair value measurement effective January 1, 2020. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. The adoption of this new standard did not have a material impact to the financial statements.
c) Internal-use software
The Company adopted the new standard for internal-use software effective January 1, 2020. In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. The adoption of this new standard did not have a material impact to the financial statements.
d) Related party guidance for variable interest entities
The Company adopted the new standard for related party guidance for variable interest entities effective January 1, 2020. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. The adoption of this new standard did not have a material impact to the financial statements.
4. Accounts receivable

	March 31, 2020	December 31, 2019
Trade	$36,898	$38,686
Holdbacks	248	7,152
Accrued trade receivables	18,654	13,174
Contract receivables	$55,800	$59,012
Other	1,877	7,734
	$57,677	$66,746
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.
5. Investments in affiliates and joint ventures
a) Nuna
The Company accounts for its investment in the NL Partnership and its wholly–owned subsidiaries and interests in other affiliates and joint ventures using the equity method at March 31, 2020. At March 31, 2019, the Company accounted for the NL Partnership using proportionate consolidation. The investments in Nuna East Ltd., Nuna West Mining Ltd. and Nuna Pang Contracting Ltd. are accounted for using the equity method.

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 6	North American Construction Group Ltd.

b) Other affiliates and joint ventures
During the three months ended March 31, 2020, the Company invested $1,627 in cash and $670 in property, plant and equipment for the investments in NAYL Realty Inc. and BNA Remanufacturing Limited Partnership.
The Company holds various investments in affiliates and joint ventures and accounts for these as follows:

Affiliate or joint venture name:	Interest	Consolidation
Dene North Site Services Partnership	49%	Proportionate
Mikisew North American Limited Partnership	49%	Proportionate
NAYL Realty Inc.	49%	Equity method
BNA Remanufacturing Limited Partnership	50%	Equity method
c) Affiliates and joint ventures financial information
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended
	March 31,
	2020	2019
Balance, beginning of the year	$42,908	$11,788
Additions and adjustments arising from acquisition	2,297	(472)
Share of net income	460	659
Dividends, repayments of loans and other adjustments	(79)	(2,590)
Balance, end of the year	$45,586	$9,385
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	March 31, 2020	December 31, 2019
Assets
Current assets	$31,329	$33,734
Non-current assets	35,547	21,370
Total assets	$66,876	$55,104
Liabilities
Current liabilities	$11,080	$10,590
Non-current liabilities	10,210	2,614
Total liabilities	$21,290	$13,204
Statement of Operations and Comprehensive Income

	Three months ended
	March 31,
	2020	2019
Revenues	$10,398	$4,847
Gross profit	2,290	855
Income before taxes	613	770
Net income and comprehensive income	460	659

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 7	North American Construction Group Ltd.

6. Long-term debt

	Note	March 31, 2020	December 31, 2019
Credit facility	6(a)	$230,000	$190,000
Convertible debentures	6(b)	93,605	94,031
Mortgages		21,606	21,739
Promissory notes		13,068	14,648
Financing obligations	6(c)	24,793	15,435
Derivative financial instrument	6(b)	2,210	—
Unamortized deferred financing costs		(3,731)	(3,896)
		$381,551	$331,957
Less: current portion of long-term debt		(21,150)	(18,514)
		$360,401	$313,443
On April 27, 2020, the Company increased its long-term debt by $15,100 through equipment financing which expires April 2024 and bears interest at 3.45%.
a) Credit facility
The Company has an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate led by National Bank Financial Inc. The Credit Facility is comprised solely of a revolving loan (the "Revolver") which allows borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million, with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other debt outstanding to a limit of $20.0 million.
As at March 31, 2020, there was $0.9 million (December 31, 2019 - $0.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $69.1 million (December 31, 2019 - $109.1 million).
The Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at March 31, 2020, the Company was in compliance with its financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.65% depending on the senior leverage ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property.
b) Convertible debentures

	March 31, 2020	December 31, 2019
5.50% convertible debentures	$38,605	$39,031
5.00% convertible debentures	55,000	55,000
	$93,605	$94,031
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	March 15, 2017	March 31, 2024	$10.85	$92.1659	$2,133
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debenture are not redeemable prior to March 31, 2020 and the 5.00% convertible debentures are not redeemable. Both the 5.50% convertible debentures and the 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. On or after March 31, 2020, the 5.50% convertible debentures are redeemable at the option of the Company, in whole or in part at a redemption price equal to the principal amount provided the market price of the common shares is at least 125% of the conversion price;

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 8	North American Construction Group Ltd.

and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest to the redemption date.
If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
On March 2, 2020, the Company announced it had issued a notice of redemption to holders of its 5.50% convertible debentures due March 31, 2024. On April 6, 2020, the convertible debentures were redeemed in accordance with their terms. The Company satisfied the redemption price through the issuance of 4,583,655 common shares. Accrued and unpaid interest was settled in cash. The principal amount to be derecognized is $38,605.
During the three months ended March 31, 2020, the Company entered into a swap agreement related to certain shares expected to be issued upon redemption of the 5.50% convertible debentures. The swap agreement is a derivative financial instrument that is recorded at fair value with changes recognized in the Consolidated Statements of Operations and Comprehensive Income. As at March 31, 2020, the Company recognized an unrealized loss of $2,210 on this agreement based on the difference between the conversion price of the shares under the terms of the 5.50% convertible notes and the expected price of the Company’s shares at the settlement date. This swap agreement was settled in April 2020. In April 2020, an additional swap agreement was entered into with respect to these shares and is expected to mature in October 2020.
c) Financing obligations
The Company accounts for sale-leaseback transactions where control of the asset does not transfer as financing transactions rather than finance leases. During the three months ended March 31, 2020, the Company entered into such transactions and recorded new financing obligations of $10,367. As at March 31, 2020, financing obligations totaled $24,793. The finance contracts expire between June 2024 and February 2025 and bear interest at rates between 2.38% and 3.34%. The finance obligations are secured by the corresponding property, plant and equipment.
7. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loans to affiliates and joint ventures, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes and mortgages have carrying values that are not materially different than their fair values.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		March 31, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	$93,605	$63,546	$94,031	$112,970
Financing obligations	Level 2	24,793	24,356	15,435	13,647
b) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Overall, the Company’s Board of Directors has responsibility for oversight of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. In addition, commodity prices have declined significantly due to a dispute between major oil-producing countries combined with

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 9	North American Construction Group Ltd.

the impact of the COVID-19 pandemic. Governments worldwide, including in Canada, have enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods, and social distancing. These factors have created material disruptions to businesses globally, resulting in an economic slowdown. While governments and central banks have instituted significant monetary and fiscal interventions designed to stabilize economic conditions, the success of these measures is not yet determinable.
Many of the Company’s customers are concentrated in the oil and gas industry. As a result, this challenging operating environment may have significant adverse impacts on the Company, including, but not limited to:

•	deferral or cessation of ongoing or planned projects with customers, which could result in material declines in revenue and cash flows;

•	declines in revenue, operating margins, and cash flow, which could result in asset impairment charges, inability to comply with debt covenants, and a reduction in funds available for capital spending;

•	increased risk of customer defaults and potential non-payment of accounts receivable;

•	an inability to raise additional debt or equity financing in the future at favorable rates; and

•	restructuring charges as the Company aligns its structure and operating model to the environment.
As this situation continues to evolve, the ultimate duration and magnitude of the impact on the economy and the financial effect on the Company is not known at this time. Estimates and judgments made by management in the preparation of these financial statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this period. Management continues to monitor the situation and its impact on the Company, and has taken certain steps to mitigate the likelihood of occurrence of the events described above. The Company is taking steps to manage both variable and fixed operating costs during this crisis, with several cost reduction measures being implemented. Sustaining capital maintenance costs are variable in nature, so the Company has reduced its capital plan for the remainder of the year.
At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At March 31, 2020, as a result of the recent uncertainty in the economic environment relating to the suppression of commodity prices combined with the impact of the COVID-19 pandemic, the Company detected impairment indicators. The Company completed an impairment test comparing the net carrying value of its long-lived assets to the estimated undiscounted net cash flows to be generated from use of those assets and concluded that they are recoverable and, as such, no impairment was recorded.
8. Shares
a) Common shares
Issued and outstanding:

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2019	27,502,912	(1,725,467)	25,777,445
Issued upon exercise of stock options	10,000	—	10,000
Issued upon conversion of convertible debentures	39,261	—	39,261
Retired through share purchase program	(594,345)	—	(594,345)
Purchase of treasury shares	—	(561,754)	(561,754)
Settlement of certain equity classified stock-based compensation	—	116,039	116,039
Issued and outstanding at March 31, 2020	26,957,828	(2,171,182)	24,786,646
Upon settlement of certain equity classified stock-based compensation during the three months ended March 31, 2020, the Company repurchased 55,701 shares for $877 to satisfy the recipient tax withholding requirements (three months ended March 31, 2019 - nil shares for $nil). The repurchased shares are included in the purchase of treasury shares for settlement of certain equity classified stock-based compensation.
On April 6, 2020, the 5.50% convertible debentures were redeemed for 4,583,655 common shares on (note 6(b)).

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 10	North American Construction Group Ltd.

b) Net income per share

	Three months ended
	March 31,
	2020	2019
Net income available to common shareholders	$19,035	$7,181
Interest from convertible debentures (after tax)	1,033	524
Unrealized loss on derivative financial instrument	2,210	—
Diluted net income available to common shareholders	$22,278	$7,705

Weighted-average number of common shares	25,600,632	25,085,376
Weighted-average of dilutive securities
Dilutive effect of treasury shares	1,885,837	2,087,703
Dilutive effect of stock options	126,552	326,708
Dilutive effect of 5.00% convertible debentures	2,095,236	—
Dilutive effect of 5.50% convertible debentures	3,558,065	3,876,692
Weighted-average number of diluted common shares	33,266,322	31,376,479

Basic net income per share	$0.74	$0.29
Diluted net income per share	$0.67	$0.25
For the three months ended March 31, 2020, all securities were dilutive (three months ended March 31, 2019 – shares issued on conversion of 5.00% convertible debentures were anti-dilutive).
c) Share purchase program
Commencing on March 12, 2020, the Company engaged in a normal course issuer bid ("NCIB") under which a maximum number of 2,300,000 common shares were authorized to be purchased. During the three months ended March 31, 2020, the Company purchased and subsequently cancelled 594,345 shares under this NCIB, which resulted in a reduction of common shares of $4,802 and a decrease to additional paid-in capital of $18.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2019	February 25, 2019	$0.02	March 12, 2019	April 5, 2019	$503
Q2 2019	April 30, 2019	$0.02	May 31, 2019	July 5, 2019	$505
Q3 2019	July 30, 2019	$0.04	August 31, 2019	October 4, 2019	$1,028
Q4 2019	October 29, 2019	$0.04	November 30, 2019	January 3, 2020	$1,030
Q1 2020	February 18, 2020	$0.04	March 5, 2020	April 3, 2020	$1,023
9. Revenue
a) Disaggregation of revenue

	Three months ended
	March 31,
	2020	2019
Revenue by source
Operations support services	$192,376	$174,781
Construction services	6,441	11,627
	$198,817	$186,408

By commercial terms
Time-and-materials	$101,853	$51,271
Unit-price	96,964	135,137
	$198,817	$186,408

Revenue recognition method
Cost-to-cost percent complete	$54,635	$117,949
As-invoiced	144,182	68,459
	$198,817	$186,408

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 11	North American Construction Group Ltd.

b) Customer revenues
The following customers accounted for 10% or more of total revenues:

	Three months ended
	March 31,
	2020	2019
Customer A	32%	36%
Customer B	31%	26%
Customer C	21%	16%
Customer D	14%	16%
c) Contract balances
The following table provides information about significant changes in the contract assets:

	Three months ended
	March 31,
	2020	2019
Balance, beginning of period	$19,193	$10,673
Transferred to receivables from contract assets recognized at the beginning of the period	(18,796)	(3,115)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	499	16,542
Increases as a result of work completed, but not yet an unconditional right to consideration	179	5,407
Balance, end of period	$1,075	$29,507
The following table provides information about significant changes in the contract liabilities:

	Three months ended
	March 31,
	2020	2019
Balance, beginning of period	$23	$4,032
Revenue recognized that was included in the contract liability balance at the beginning of the period	(23)	(2,848)
Increases due to cash received, excluding amounts recognized as revenue during the period	—	798
Balance, end of period	$—	$1,982
The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

	Three months ended
	March 31,
	2020	2019
Revenue recognized	$1,601	$1,233
These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and a revision to the estimate of constrained variable consideration.

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 12	North American Construction Group Ltd.

d) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the three months ended March 31, 2020 of $nil (three months ended March 31, 2019 - $3,417).
The Company has recorded amounts in contract assets related to uncollected consideration from revenue recognized on unpriced contract modifications as at March 31, 2020 of $404 (December 31, 2019 - $5,312).
The change in unpriced contract modifications during the three months ended March 31, 2020, was largely due to resolved unpriced contract modifications and updates to estimates on as-yet unresolved unpriced modifications.
e) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2020 (excluding the three months ended March 31, 2020)	$8,891
2021	13,358
2022	12,407
2023	12,482
2024	10,031
2025	7,841
$65,010
10. Interest expense, net

	Three months ended
	March 31,
	2020	2019
Credit facilities	$2,640	$2,756
Convertible debentures	1,213	629
Mortgages	257	238
Promissory notes	193	742
Financing obligations	125	—
Finance lease obligations	858	923
Amortization of deferred financing costs	266	191
Interest expense	$5,552	$5,479
Interest income	(24)	(18)
	$5,528	$5,461

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 13	North American Construction Group Ltd.

11. Other information
a) Supplemental cash flow information

	Three months ended
	March 31,
	2020	2019
Cash paid during the period for:
Interest	$6,249	$4,900
Cash received during the period for:
Interest	23	14
Operating subleases included in cash from operations	888	770
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	26,618	27,483
Net increase in assets held for sale, offset by property, plant and equipment	5,055	711
Investment in affiliates and joint ventures in the form of property, plant and equipment	(670)	—
Non-cash working capital exclusions:
Net decrease in accounts receivable related to investments in affiliates and joint ventures	911	—
Net decrease in accounts payable related to purchase of intangible assets	—	12
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	294	428
Net increase in accrued liabilities related to the current portion of deferred stock units liability	(68)	—
Net decrease (increase) in accrued liabilities related to dividend payable	7	(3)
b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended
	March 31,
	2020	2019
Operating activities:
Accounts receivable	$8,158	$11,026
Contract assets	18,118	(18,834)
Inventories	(2,173)	(1,829)
Contract costs	25	1,507
Prepaid expenses and deposits	223	58
Accounts payable	(32,187)	16,324
Accrued liabilities	2,331	(3,465)
Contract liabilities	(23)	(2,050)
	$(5,528)	$2,737
12. Related party transactions
The Company enters into related party transactions through a number of affiliates and joint ventures. These transactions involve providing or receiving services entered into in the normal course of business. For the quarter ended March 31, 2020, such related party transactions were not material.

Interim Consolidated Financial Statements (Unaudited) March 31, 2020	F - 14	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended March 31, 2020.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2020 and ended on March 31, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 6, 2020

/s/ Martin Ferron
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Executive Vice President and Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended March 31, 2020.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2020 and ended on March 31, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 6, 2020

/s/ Jason Veenstra
Executive Vice President & Chief Financial Officer